February 24, 1998



Securities and Exchange Commission
6432 General Green Way
Alexandria, VA  23212-2413

Gentlemen:

   We are transmitting herewith Indiana Energy, Inc.'s
Statement on Form U-3A-2.


Sincerely,


/s/Douglas S. Schmidt
Douglas S. Schmidt

DSS:tmw


                                          File No. 069-00312


                        UNITED STATES
             SECURITIES AND EXCHANGE COMMISSION
                   Washington, D.C.  20549


                         FORM U-3A-2


       Statement by Holding Company Claiming Exemption
     Under Rule U-3A-2 from the Provisions of the Public
             Utility Holding Company Act of 1935

            To Be Filed Annually Prior to March 1


                    INDIANA ENERGY, INC.

hereby files with the Securities and Exchange
Commission (Commission), pursuant to Rule 2, its statement claiming exemption as a holding company from the provisions of the Public Utility Holding Company
Act of 1935, and submits the following information:

    1. Name, State of organization, location and nature of business of claimant and every subsidiary thereof.

       Indiana Energy, Inc. (Indiana Energy), Claimant in this statement, is an Indiana corporation with its principal offices in Indianapolis, Indiana.
    Claimant is a "holding company" (as such term is defined by the Act), owning all of the issued and outstanding shares of common stock of Indiana Gas
    Company, Inc. (Indiana Gas), IEI Investments, Inc.
    (IEI Investments) and IEI Capital Corp.

       Indiana Gas is an Indiana corporation engaged in the business of supplying gas service at retail, including transportation, to ultimate consumers, all within the state of Indiana. Indiana Gas is a "subsidiary company" of Indiana Energy and is also a "gas utility company" and a "public utility company" (as such terms are defined by the Act).

       Indiana Gas owns all of the issued and
    outstanding shares of common stock of Terre Haute
    Gas Corporation (Terre Haute) and Richmond Gas
    Corporation (Richmond), both of which are Indiana corporations. While Terre Haute and Richmond technically exist as separate corporate entities, in accordance with an order issued by the Indiana
    Utility Regulatory Commission, Indiana Gas, Terre
    Haute and Richmond have combined their operations for all purposes and are transacting business under the name Indiana Gas Company, Inc. Pursuant to that order, accounting records and financial reports are on a consolidated basis. For purposes of this statement, any reference to Indiana Gas will, in effect, be inclusive of the separate corporate entities of Richmond and Terre Haute.

       Indiana Energy owns all of the outstanding shares of capital stock of IEI Investments, an Indiana corporation. IEI Investments was formed for the purpose of grouping and controlling nonregulated businesses of Indiana Energy and investments therein and to separate them from regulated businesses.

       IEI Investments owns all of the issued and outstanding shares of capital stock of IGC Energy, Inc. (IGC Energy), an Indiana corporation. On
    March 15, 1996, IGC Energy, Inc. and Citizens By-
    Products Coal Company, a wholly owned subsidiary of Citizens Gas and Coke Utility (Citizens Gas), formed a jointly and equally owned Indiana limited liability company to provide natural gas supply and related services. The formed entity, ProLiance
    Energy, LLC (ProLiance), began providing services to Indiana Gas and Citizens Gas effective April 1,
    1996. ProLiance also provides products and services to other gas utilities and customers in Indiana and surrounding states. ProLiance assumed the business of Indiana Energy Services, Inc., a wholly owned subsidiary of IGC Energy and an Indiana corporation, which had provided similar services to other customers and from January 1, 1996, to March 31, 1996, to Indiana Gas. ProLiance added power marketing in late fiscal 1997 to its services offered. Power marketing involves buying electricity on the wholesale market and then reselling it to other marketers, utilities and other customers.

       On April 1, 1997, IGC Energy and Citizens By-
    Products Coal Company formed CIGMA, LLC (CIGMA), a jointly and equally owned Indiana limited liability company. CIGMA provides materials acquisition and related services that are used by Indiana Gas and Citizens Gas, as well as similar services for third parties.

       On May 23, 1997, IGC Energy, Citizens By-
    Products Coal Company and Energy Systems Group,
    Inc. (ESGI) formed Energy Systems Group, LLC (ESG), an equally owned Indiana limited liability company.
    ESG provides a package of products, services and skills to help energy users achieve enhanced energy and operational performance. The packages provide for improvements to be paid for by the customers from savings generated within their existing operating budgets. ESG has assumed the responsibilities of ESGI, an energy related performance contracting firm and wholly owned subsidiary of SIGCORP, Inc.

       IEI Investments also owns all of the
    outstanding voting securities of Energy Realty, Inc. (Energy Realty). Energy Realty is an Indiana corporation engaged in the business of real estate. Energy Realty currently owns a warehouse facility which is primarily leased to CIGMA and also has several affordable housing investments.

       On January 20, 1998, IEI Investments formed
    Energy Financial Group, Inc. (EFGI) to hold all financial entities and investments made by IEI
    Investments.  EFGI is wholly owned by IEI
    Investments and is an Indiana corporation. Also on January 20, 1998, IEI Synfuels, Inc. (IEI Synfuels) was established as an Indiana corporation and wholly owned subsidiary of EFGI. On February 5, 1998, IEI Synfuels purchased one limited partnership unit (representing an 8.3 percent ownership interest) in Pace Carbon Synfuels
    Investors, L.P. (Pace Carbon), a Delaware limited partnership formed to develop, own and operate four projects to produce and sell coal-based synthetic fuel. Pace Carbon will convert coal fines (small coal particles) into coal pellets that can be sold to major coal users such as utilities and steel companies. This process is eligible for federal tax credits under Section 29 of the Internal
    Revenue Code and the Internal Revenue Service has issued a private letter ruling with respect to the four projects.

       On November 21, 1997, IEI Financial Services,
    LLC (IEI Financial), an Indiana limited liability company, was formed. IEI Financial was created to perform third-party collections, leasing, asset-based financing, factoring and related services.
    IEI Financial has two members, EFGI (99 percent ownership) and IGC Energy (1 percent ownership).

       In October 1997, Indiana Energy formed a new business unit, IEI Services, LLC (IEI Services), to provide support services to Indiana Energy and its subsidiaries, as well as to third-parties in the future. Services to be provided include human resources functions, information technology and various financial services. These services had been performed by Indiana Gas in the past. IEI Services is an Indiana limited liability company with two members, Indiana Energy (99 percent ownership) and IGC Energy (1 percent ownership).

       Also, in October 1997, Indiana Energy formed a new wholly owned subsidiary and Indiana corporation, IEI Capital Corp., to conduct the financing for Indiana Energy and its subsidiaries other than Indiana Gas. IEI Capital Corp. will provide the non-regulated businesses with short-term financing for working capital requirements, as well as secure permanent financing for those entities.

    2. A brief description of the properties of claimant and each of its subsidiary public utility companies used for the production, transmission and distribution of natural or manufactured gas, indicating the location of principal transmission lines, producing fields, gas manufacturing plants and gas distribution facilities, including all such properties which are outside the State in which claimant and its subsidiaries are organized and all transmission or pipelines which deliver or receive gas at the borders of such State.

       At the date of the filing of this Statement, Indiana Energy had no real properties and is solely a holding company owning all of the issued and outstanding shares of common stock of Indiana Gas, IEI Investments and IEI Capital Corp.

       The properties of Indiana Gas used for the production, storage and distribution of gas are located solely within the state of Indiana except for pipeline facilities extending from points in northern Kentucky to points in southern Indiana by means of which gas is transported to Indiana for sale or transportation by Indiana Gas to ultimate customers in Indiana. At December 31, 1997, these included approximately 10,542 miles of distribution mains; 496,281 meters, four reservoirs for underground storage of purchased gas with approximately 72,951 acres of land owned and/or held under storage easements with 9,183,000 Dth of gas in storage providing a daily deliverability capacity of 134,160 Dth. Indiana Gas has five liquefied petroleum air gas manufacturing plants with a total daily capacity of 36,700 Dth of gas.
    These properties are used by Indiana Gas in its gas operations in which gas is supplied to approximately 480,000 consumers in 281 communities in 48 of the 92 counties in the state of Indiana.
    The largest communities served are Muncie, Anderson, Lafayette-West Lafayette, Bloomington,
    Terre Haute, Marion, New Albany, Columbus,
    Jeffersonville, New Castle and Richmond.  While
    Indiana Gas does not serve in Indianapolis, it does serve the counties and communities which border that city.

       Effective April 1, 1996, Indiana Gas purchases all of its natural gas from ProLiance. Gas is transported to Indiana Gas' system by interstate pipeline suppliers under Federal Energy Regulatory
    Commission approved rate schedules.

    3.   The following information for the last
calendar year with respect to Claimant and each of its subsidiary public utility companies:

    (a) Number of Dth of gas distributed at retail:

          Company        Calendar Year     DTH

        Indiana Gas          1997       80,901,000  Sales
                                        42,780,000  Transportation
                                       123,681,000  Total Throughput

    (b) Number of Dth of gas distributed at retail outside the State in which each such company is organized:

        None

    (c) Number of Dth of gas sold at wholesale outside the State in which each such company is organized, or at the State line:

        None

    (d) Number of Dth of gas purchased outside the State in which each such company is organized or at the State line:

        None.

   4. The following information for the reporting period with respect to claimant and each interest it holds directly or indirectly in a EWG or a foreign utility company.

        Inapplicable to claimant.

                          Exhibit A

    A consolidating statement of income and a consolidating statement of retained earnings of Indiana
Energy and subsidiaries, for the calendar year 1997, together with a consolidating balance sheet of Indiana
Energy and subsidiary companies, as of the close of such calendar year, are annexed hereto as Exhibit A.

                          Exhibit B

    See the Financial Data Schedule filed herewith as
Exhibit 27.

                          Exhibit C

    Inapplicable to claimant.

    The above named Claimant has caused this statement to be duly executed on its behalf by its authorized officer on this 24th day of February 1998.

                                INDIANA ENERGY, INC.
                                (Name of Claimant)




                             By /s/Niel C. Ellerbrook
                                Niel C. Ellerbrook
                                President and
                                Chief Operating Officer

Attest:




/s/Ronald E. Christian
Ronald E. Christian
Secretary and General Counsel

Name, title and address of officer to whom notices and correspondence concerning this statement should be addressed:

                                Niel C. Ellerbrook
                                President and
                                Chief Operating Officer
                                Indiana Energy, Inc.
                                1630 North Meridian Street
                                Indianapolis, Indiana 46202



                                                INDIANA ENERGY, INC. AND SUBSIDIARIES
                                                      CONSOLIDATING BALANCE SHEET
                                                           DECEMBER 31, 1997
                                                        (Thousands - Unaudited)


                                        Indiana      IEI        IEI                    Energy   Indiana    Adj.
                           Indiana    Gas Company, Services  Investments,     IGC      Realty,  Energy    Debit
         ASSETS          Energy, Inc.     Inc.       LLC        Inc.      Energy, Inc   Inc.   Svcs,Inc. (Credit)   Consol.
CURRENT ASSETS:
    Cash and cash
        equivalents      $   321      $  1,384     $ (2,279) $ (3,024)    $ (3,837)    $ (358) $4,992    $   2,821  $     20
    Accounts receivable,
        less reserves          -        53,195           (1)       75            -         52      55          168    53,544
    Accounts receivable
        from affiliated
        companies          2,215             -        8,845     2,878        7,644          -       -      (21,582)        -
    Accrued unbilled
        revenues               -        46,123            -         -            -          -       -            -    46,123
    Materials and
        supplies - at
        average cost           -           148            2         -            -          -       -            -       150
    Liquefied petroleum
        gas - at average
        cost                   -           878            -         -            -          -       -            -       878
    Gas in underground
        storage - at
        last-in,first-out
        cost                   -        17,024            -         -            -          -       -            -    17,024
    Prepayments and other  1,064         3,630          310         -            -          8       -            -     5,012
                           3,600       122,382        6,877       (71)       3,807       (298)  5,047      (18,593)  122,751

EQUITY IN NET ASSETS OF
WHOLLY-OWNED SUBS:
    Indiana Gas
       Company, Inc.     246,406             -            -         -            -          -       -     (246,406)        -
    IEI Services, LLC     33,068             -            -         -          335          -       -      (33,403)        -
    IEI Investments,Inc.  22,540             -            -         -            -          -       -      (22,540)        -
    IGC Energy, Inc.           -             -            -    22,051            -          -       -      (22,051)        -
    Energy Realty, Inc.        -             -            -       606            -          -       -         (606)        -
    Indiana Energy
       Services, Inc.          -             -            -         -        4,591          -       -       (4,591)        -
                         302,014             -            -    22,657        4,926          -       -     (329,597)        -

INVESTMENTS IN
UNCONSOL. AFFILIATES           -             -            -         -       20,895      6,822       -            -    27,717

UTILITY PLANT:
    Original cost              -       922,491            -         -            -          -       -            -   922,491
    Less - Accum. depr.
       and amortization        -       358,750            -         -            -          -       -            -   358,750
                               -       563,741            -         -            -          -       -            -   563,741

NONUTILITY PLANT:
    Original cost              -           340       41,689         -           21      3,753       -            -    45,803
    Less - Accum. depr.
       and amortization        -           338        8,197         -            -        469       -            -     9,004
                               -             2       33,492         -           21      3,284       -            -    36,799

DEFERRED CHARGES:
    Unamortized debt
       discount and
       expense                 -         8,048            -         -            -         91       -            -     8,139
    Other                    (43)        4,716        1,272       106            -          -       -            -     6,051
                             (43)       12,764        1,272       106            -         91       -            -    14,190
                        $305,571      $698,889     $ 41,641  $ 22,692     $ 29,649     $9,899  $5,047    $(348,190) $765,198



                                                INDIANA ENERGY, INC. AND SUBSIDIARIES
                                                      CONSOLIDATING BALANCE SHEET
                                                           DECEMBER 31, 1997
                                                        (Thousands - Unaudited)


                                         Indiana      IEI        IEI                    Energy   Indiana    Adj.
LIABILITIES AND           Indiana     Gas Company, Services  Investments,     IGC      Realty,  Energy    Debit
SHAREHOLDERS' EQUITY:   Energy, Inc.      Inc.       LLC        Inc.      Energy, Inc   Inc.   Svcs,Inc. (Credit)   Consol.
CURRENT LIABILITIES:
    Maturities and
       sinking fund
       requirements
       of long-term
       debt             $      -      $      -     $      -  $      -     $      -     $  272  $    -    $       -  $    272
    Notes payable              -        69,000        5,525         -            -      3,800       -        5,525    72,800
    Accounts payable           6        49,482        1,226        25        6,754          -     456       10,625    47,324
    Accounts payable
       to affiliated
       companies             226             -        2,071       139            7          -       -        2,443         -
    Refundable gas
       costs                   -        10,333            -         -            -          -       -            -    10,333
    Customer deposits
       and advance
       payments                -        19,738            -         -            -          -       -            -    19,738
    Accrued taxes            355        17,904          195       (60)         860       (127)      -            -    19,127
    Accrued interest           -         4,300            6         -            -         55       -            -     4,361
    Other current
       liabilities           283        23,640         (785)       44            -      2,100       -         (198)   25,480
                             870       194,397        8,238       148        7,621      6,100     456       18,395   199,435

DEFERRED CREDITS AND
OTHER LIABILITIES:
    Deferred income
       taxes                   -        55,736            -         -            -          -       -            -    55,736
    Accrued
       postretirement
       benefits other
       than pensions           -        23,744            -         -            -          -       -            -    23,744
    Unamortized
       investment
       tax credit              -        10,012            -         -            -          -       -            -    10,012
    Regulatory income
       tax liability           -         1,874            -         -            -          -       -            -     1,874
    Other                    198         1,720            -         4          (23)       334       -          198     2,035
                             198        93,086            -         4          (23)       334       -          198    93,401

CAPITALIZATION:
    Common stock         146,791       142,995            -         1            1          1       1      142,999   146,791
    Paid-in capital            -             -       32,523     4,179        4,361          -       -       41,063         -
    Unearned
       compensation -
       restricted
       stock grants       (1,708)            -            -         -            -          -       -            -    (1,708)
    Retained earnings    159,420       103,411          880    18,360       17,689        605   4,590      145,535   159,420
        Total common
        shareholders'
        equity           304,503       246,406       33,403    22,540       22,051        606   4,591      329,597   304,503
    Long-term debt             -       165,000            -         -            -      2,859       -            -   167,859
                         304,503       411,406       33,403    22,540       22,051      3,465   4,591      329,597   472,362
                        $305,571      $698,889     $ 41,641  $ 22,692     $ 29,649     $9,899  $5,047     $348,190  $765,198





                                                  INDIANA ENERGY, INC. AND SUBSIDIARIES
                                                    CONSOLIDATING STATEMENT OF INCOME
                                                  TWELVE MONTHS ENDED DECEMBER 31, 1997
                                                         (Thousands - Unaudited)

                                        Indiana      IEI        IEI                    Energy   Indiana    Adj.
                           Indiana    Gas Company, Services  Investments,     IGC      Realty,  Energy    Debit
                         Energy, Inc.     Inc.       LLC        Inc.      Energy, Inc   Inc.   Svcs,Inc. (Credit)   Consol.
OPERATING REVENUES:
    Utility              $      -     $528,058     $     -   $      -     $      -     $    -   $    -   $    -     $528,058
    Other                       -            -       6,154          -           52        479     (387)   5,942          356
                                -      528,058       6,154          -           52        479     (387)   5,942      528,414

OPERATING EXPENSES:
    Cost of gas                 -      319,738           -          -            -          -   (2,184)     387      317,941
    Other operating           437       80,156       4,108        273        1,522         27        -   (6,329)      80,194
    Restructuring costs         -       39,531           -          -            -          -        -        -       39,531
    Depreciation and
       amortization             -       34,340         969          -            -        108        -        -       35,417
    Taxes other than
       income taxes            11       16,901         189          -           99          -        -        -       17,200
                              448      490,666       5,266        273        1,621        135   (2,184)  (5,942)     490,283

OPERATING INCOME             (448)      37,392         888       (273)      (1,569)       344    1,797        -       38,131

OTHER INCOME:
    Equity in earnings
       of unconsolidated
       affiliates               -            -           -          -        9,597       (410)       -        -        9,187
    Equity in earnings
       of consolidated
       subsidiaries        22,195            -           -      7,794        1,125          -        -   31,114            -
    Other - net               (20)         542           1         83        2,668          -        -        -        3,274
                           22,175          542           1      7,877       13,390       (410)       -   31,114       12,461

INCOME BEFORE INTEREST
AND INCOME TAXES           21,727       37,934         889      7,604       11,821        (66)   1,797   31,114       50,592

INTEREST EXPENSE                -       17,049           9          -            -        358        -        -       17,416

INCOME BEFORE INCOME
TAXES                      21,727       20,885         880      7,604       11,821       (424)   1,797   31,114       33,176

INCOME TAXES                  153        7,237           -        (72)       4,115       (512)     681        -       11,602

NET INCOME               $ 21,574     $ 13,648     $   880   $  7,676     $  7,706     $   88   $1,116  $31,114     $ 21,574






                                                   INDIANA ENERGY, INC. AND SUBSIDIARIES
                                                CONSOLIDATING STATEMENT OF RETAINED EARNINGS
                                                   TWELVE MONTHS ENDED DECEMBER 31, 1997
                                                          (Thousands - Unaudited)


                                        Indiana      IEI        IEI                    Energy   Indiana    Adj.
                           Indiana    Gas Company, Services  Investments,     IGC      Realty,  Energy    Debit
                         Energy, Inc.     Inc.       LLC        Inc.      Energy, Inc   Inc.   Svcs,Inc. (Credit)   Consol.
BALANCE DEC. 31, 1996    $163,868     $148,458     $     -   $ 10,684     $  9,983     $  517  $  3,474  $173,116   $163,868

ADD:
    Net Income             21,574       13,648         880      7,676        7,706         88     1,116    31,114     21,574
                          185,442      162,106         880     18,360       17,689        605     4,590   204,230    185,442

DEDUCT:
    Dividends on
       Common Stock        26,022       26,500           -          -            -          -         -   (26,500)    26,022
    Noncash Dividend            -       32,195           -          -            -          -         -   (32,195)         -
                           26,022       58,695           -          -            -          -         -   (58,695)    26,022

BALANCE DEC. 31, 1997    $159,420     $103,411     $   880   $ 18,360     $ 17,689     $  605  $  4,590  $145,535   $159,420

